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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Retalix Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

 M8215W109

(CUSIP Number)

Irving Rothstein, Esq. Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP 750 Lexington Avenue 23rd Floor New York, New York 10022 (212) 888-8200

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Ronex Holdings, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ________
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER ________
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Barry Shaked (personally and through a company wholly-owned by him) and Mr. Brian Cooper (together, the “Founders”) may, together with the Reporting Persons (excluding the Founders, the “FIMI Reporting Persons”), be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. Ronex Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ______
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER ______
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Opportunity 2005 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Opportunity II Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Fund II, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ____
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER ____
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER ______
	10	SHARED DISPOSITIVE POWER 2,569,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,676
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. Barry Shaked
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER 1,404,806
	10	SHARED DISPOSITIVE POWER _______
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,806
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. Mr. Shaked disclaims beneficial ownership of 3,321,161 Shares owned by the other Reporting Persons.

1	NAME OF REPORTING PERSONS. Brian Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER (with respect to Item 6) 4,725,967*
	9	SOLE DISPOSITIVE POWER 751,485
	10	SHARED DISPOSITIVE POWER _______
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,485
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. Mr. Cooper disclaims beneficial ownership of 3,974,482 Shares owned by the other Reporting Persons.

This Amendment No. 2 to Schedule 13D amends Schedule 13D originally filed by the FIMI Reporting Persons on February 11, 2008 and Amendment No. 1 to Schedule 13D originally filed by the Reporting Persons on March 3, 2008.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

As of 11 a.m., New York City time, on August 25, 2008, the aggregate purchase price of the 2,569,676 Shares purchased by Ronex was $40,254,463. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the working capital of the limited partnerships comprising Ronex.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b) All calculations of ownership percentages are based upon 20,315,515 Shares outstanding as of June 30, 2008, based on information provided by the Issuer.

The FIMI Reporting Persons may be deemed to beneficially own, through shared power of disposition, 2,569,676 Shares, representing approximately 12.6% of the Issuer's outstanding Shares.

Mr. Shaked (personally and through a company wholly-owned by him) may be deemed to beneficially own, through sole power of disposition, 1,404,806 Shares (including 371,327 Shares issuable upon exercise of options exercisable currently or within 60 days of the date hereof), representing approximately 6.8% of the Issuer's outstanding Shares (assuming the exercise of such options).

Mr. Brian Cooper may be deemed to beneficially own, through sole power of disposition, 751,485 Shares, representing approximately 3.7% of the Issuer's outstanding Shares.

Only with respect to the Shareholders' Agreement described in Item 6 herein, the Reporting Persons may be deemed to beneficially have shared power to vote over 4,725,967 Shares, representing approximately 23.8% of the Issuer's outstanding Shares (assuming the exercise of Mr. Shaked’s options that are exercisable currently or within 60 days of the date hereof).

The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing. Mr. Shaked disclaims beneficial ownership of 3,321,161 Shares owned by the other Reporting Persons. Mr. Cooper disclaims beneficial ownership of 3,974,482 Shares owned by the other Reporting Persons.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons that have not previously been reported.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008

Ronex Holdings, Limited Partnership By: Ronex Holdings Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
Ronex Holdings Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity 2005 Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI IV 2007 Ltd. By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity II Fund, L.P. By: FIMI Opportunity 2005 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO

FIMI Israel Opportunity Fund II, Limited Partnership By: FIMI Opportunity 2005 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ ISHAY DAVIDI Name: Ishay Davidi Title: CEO
/s/ ISHAY DAVIDI Ishay Davidi
/s/ BARRY SHAKED Barry Shaked
/s/ BRIAN COOPER Brian Cooper

SCHEDULE A

Schedule A is hereby amended as follows:

Since the filing of Amendment No. 1 to Schedule 13D on March 3, 2008, the following purchases were also effected in the open market by Ronex:

Date	No. of Shares	Average Price Per Share ($)
March 23, 2008	9,258	13.57
March 24, 2008	15,979	13.61
June 23, 2008	37,121	13.48
August 22, 2008	85,000	11.68
August 24, 2008	41,425	11.92
August 25, 2008	27,808	11.88